Exhibit 99.2

STRATASYS LTD.

7665 Commerce Way Eden Prairie, Minnesota 55344-2020 Tel: (952) 937-3000	1 Holtzman Street Science Park, P.O. Box 2496 Rehovot 76124, Israel Tel.: +972-74-745-4300

Supplement to the PROXY STATEMENT FOR 2023 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON AUGUST 8, 2023

July 21, 2023

This Supplement (this “Supplement”) to the Proxy Statement for the Stratasys Ltd. (“Stratasys” or the “Company”) 2023 Annual General Meeting of Shareholders (the “Proxy Statement”), which is scheduled to take place at 3:00 p.m. Israel time/ 8:00 a.m. Eastern time on Tuesday, August 8, 2023, at Meitar Law Offices, 16 Abba Hillel Road, 10th floor, Ramat Gan 5250608, Israel (the “Meeting”) is being distributed to all shareholders of record and underlying beneficial shareholders of Stratasys as of the July 5, 2023 record date for the Meeting.

This Supplement is being sent together with a revised proxy card or voting instruction form whereby shareholders (record shareholders or shareholders holding in “street name”) may vote or provide voting instructions with respect to the two proposals being presented at the Meeting.

Revised Voting Format for Proposal 1

Background

As described in the Proxy Statement, pursuant to Proposal 1 at the Meeting, the Company’s shareholders will be requested to elect or re-elect (as applicable) nominees to Stratasys’ board of directors (the “Board”), to serve as directors for the period from the Meeting until Stratasys’ 2024 annual general meeting of shareholders, and until the due election and qualification of their respective successors, or until their earlier resignation, replacement or removal.

The vote on Proposal 1 was initially structured in the original proxy card for the Meeting, sent to shareholders together with the Proxy Statement (the “Original Proxy Card”) (and as described in the Proxy Statement) as a vote “FOR” either: (a) the “Stratasys Slate”, comprised of eight individuals nominated by the current Board, each of whom currently serves on the Board (Mr. S. Scott Crump; Mr. John J. McEleney; Mr. Dov Ofer; Ms. Ziva Patir; Mr. David Reis; Mr. Michael Schoellhorn; Mr. Yair Seroussi; and Ms. Adina Shorr), or (b) the “Nano Slate”, comprised of seven individuals nominated by Nano Dimension Ltd. (“Nano”), one of Stratasys’ shareholders (Mr. Yoav Stern (Nano’s Chief Executive Officer); Mr. Nick Geddes (Nano’s Chief Technology Officer); Mr. Hanan Gino (Nano’s Chief Product Officer and Head of Strategic M&A); Mr. Zeev Holtzman (a former Stratasys director); Mr. Zivi Nedivi (Nano’s President); Mr. Tomer Pinchas (Nano’s Chief Operating Officer); and Ms. Yael Sandler (Nano’s Chief Financial Officer)).

As a result of discussions between Stratasys and Nano, in the context of ongoing litigation between them that is taking place in an Israeli district court, Stratasys has decided (although not required under the regulations to the Israeli Companies Law, 5759-1999), as a show of goodwill, to accept Nano’s request that the voting on Proposal 1 be conducted in an alternative fashion, on a nominee-by-nominee basis, in place of the previous slate versus slate format. Consequently, Stratasys has modified the Proxy Card to instead follow the form of WHITE proxy card that is being sent to Stratasys’ shareholders together with this Supplement (the “Revised Proxy Card”). The record date for the Meeting will remain the same (July 5, 2023) despite the change to the revised voting format under the Revised Proxy Card. A corresponding revised voting instruction form is being sent, together with this Supplement, to Stratasys’ beneficial shareholders holding their Stratasys ordinary shares in “street name” as of the July 5, 2023 record date for the Meeting.

Prior to the publication of notice of the Meeting, the Stratasys Board, pursuant to its authority under Stratasys’ articles of association, set the size of the Board as eight (8) directors if the Stratasys Slate was to be elected, or seven (7) directors if the Nano Slate was to be elected. As a result of its agreement to follow the format of voting on nominees on an individual basis under Proposal 1, the Board resolved that the size of the Board would be set at eight (8) directors regardless of which nominees will be elected. Consequently, under the Revised Proxy Card, shareholders are asked to vote “FOR”, on an individual basis, eight (8) of the total fifteen (15) nominees (which 15 nominees comprised, in the aggregate, the Stratasys Slate and Nano Slate under the Original Proxy Card) and “AGAINST” the remaining seven (7) of the 15 nominees. The eight nominees receiving more “FOR” votes than “AGAINST” votes (disregarding abstentions) will be elected. If more than eight nominees receive more “FOR” votes than “AGAINST” votes (disregarding abstentions), then only the eight nominees receiving the highest number of “FOR” votes will be deemed elected to the Board.

The Board unanimously recommends that shareholders vote “FOR” each of the eight nominees who appears in the Revised Proxy Card under the heading “Stratasys Nominees” and “AGAINST” each of the seven nominees who appears in the Revised Proxy Card under the heading “Nano Nominees”.

Instructions for Voting on Proposal 1, as Revised

The Revised Proxy Card replaces the Original Proxy Card (or original voting instruction form, for shareholders holding in “street name”). However, if you vote or provide voting instructions to your broker, bank or other nominee with respect to Proposal 1 by using the Original Proxy Card (or by voting online), there is nothing further that you need to do in order to have your Stratasys ordinary shares voted on Proposal 1 at the Meeting, as your vote “FOR” a particular slate of nominees will be applied in the tabulation of votes as votes “FOR” each of the individual nominees who comprised that slate, and as a vote “AGAINST” all other individual nominees. If you have not yet voted or provided voting instructions and do not wish to use the Original Proxy Card or related voting instruction form, you may do so with respect to Proposal 1 by completing, executing and submitting the Revised Proxy Card and/or voting instruction form being sent to you currently, or by voting online. If you have already voted or provided voting instructions concerning Proposal 1 and you wish to alter your vote or voting instructions (either in favor or against any individual nominees) in light of the revised voting format reflected in the Revised Proxy Card, please follow the instructions for doing so described in the Proxy Statement.

More specifically, if you are a shareholder of record and have submitted a proxy card, you may revoke your proxy at any time before it is voted on Proposal 1 by sending a written and dated notice of revocation or by submitting a signed proxy bearing a later date, in either case, to Stratasys Ltd., c/o Chief Communications Officer and Vice President, Investor Relations at Yonah.Lloyd@stratasys.com). We must receive any such revocation of proxy at least four hours prior to the Meeting for it to be effective. As an alternative, you may alter your vote by attending the Meeting and voting in person. Attendance at the Meeting will not cause your previously granted proxy to be revoked, unless you vote again.

If your ordinary shares are held in street name or by a broker, trustee or nominee, you may change your vote by following the instructions provided to you by your broker, trustee or nominee. If you have obtained a legal proxy from your broker, trustee or nominee giving you the right to vote your shares, you can change your vote by attending the Meeting and voting in person.

The vote on Proposal 2 remains unchanged relative to its original format as reflected in the Original Proxy Card.